

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 9, 2020

Charles Barrantes
Chief Financial Officer
General Finance Corporation
39 East Union Street
Pasadena, California 91103

> **Re: General Finance Corporation**
> **Form 10-K for the Fiscal Year Ended June 30, 2019**
> **Filed September 12, 2019**
> **File No. 1-32845**

Dear Mr. Barrantes:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services